INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GEORGIA 30339
March 23, 2011
Via EDGAR & Facsimile
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:	Mr. H. Christopher Owings, Assistant Director

Re:	Interface, Inc. Registration Statement on Form S-4, as amended (the “Registration Statement”) Initially Filed February 3, 2011, File Nos. 333-172045 and 333-172045-01 through 333-172045-24
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Interface, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. (Eastern Time), Thursday, March 24, 2011, or as soon thereafter as practicable.
     The Registrant also requests the Commission to specifically confirm such effective date and time to the Registrant in writing.
     In connection with this request, the Registrant acknowledges that the declaration by the Commission or the staff of the effectiveness of the Registration Statement does not foreclose the Commission from taking any action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant further acknowledges that it may not assert comments or the action by the Commission or the staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact me at (770) 437-6862, or James W. Stevens of the law firm of Kilpatrick Townsend & Stockton LLP at (404) 815-6500, with any questions or comments, or to notify the Registrant telephonically of the effectiveness of the Registration Statement.

Sincerely, Interface, Inc.
By:	/s/ David B. Foshee
David B. Foshee
Assistant Vice President and Senior Counsel